SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                --------------

                                   SCHEDULE 13D
                         Under the Securities Exchange Act of 1934
                              (Amendment No. 3)1

                              FINAL FILING
                              Kinark Corporation
                              (Name of Issuer)

                              Common Stock, $.10 par value
                              (Title of class of securities)

                                   494474-10-9
                                   (CUSIP number)

                              Robert P. Elefante, Chairman
               16 South Jefferson Road, Whippany, N.J. 07981; (201) 428-4500
                         (Name, address and telephone number of person
                    authorized to receive notices and communications)

                                   May 5, 1995
                    (Date of event  which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3) or (4), check the follow box   "[]".

     Check the following box if a fee is being paid with the statement   "[]".
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 9 Pages)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
3058                                                             SCHEDULE 13D



CUSIP NO. 494474-10-9              13D                      PAGE 2 OF 9 PAGES



1    NAME OF REPORT PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Northbridge Holdings, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) "[]"
                                                                      (b) "[X]"

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC, 00
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                     "[]"

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7    SOLE VOTING POWER
SHARES                   0
BENEFICIALLY
OWNED BY            8    SHARED VOTING POWER
EACH                     0
REPORTING
PERSON WITH         9    SOLE DISPOSITIVE POWER
                         0

                    10   SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           "[]"
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)
     0.0%   See Item 5.

14   TYPE OF REPORTING PERSON*
     CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                                  Page 3 of 9 Pages
                                                  Schedule 13D
                                             Northbridge Holding, Inc.
                         KINARK CORPORATION
                         (CUSIP NO. 494474-10-9)

                              SCHEDULE 13D


     By this Amendment No. 3 to Schedule 13D, Northbridge Holdings, Inc. hereby amends and completely restates its previously filed statements on Schedule 13D, as amended by Amendment No. 1 and Amendment No.2, relating to the common stock of Kinark Corporation as follows:

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common shares, par value $.10 per share (the "Common Stock"), of Kinark Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7060 South Yale Avenue, Tulsa, Oklahoma 74101-1499.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is filed on behalf of Northbridge Holdings, Inc., a Delaware corporation ("Northbridge"), whose principal business address is 16 South Jefferson Road, Whippany, N.J. 07981. Northbridge is a privately-held corporation with holdings in the chemicals and plastics businesses. The business of Northbridge is managed by its Board of Directors. The directors and executive officers of Northbridge (each of whom is a United States citizen), their respective business addresses, and information about their present principal occupations, are as follows:

Name and Business Address               Present Principal Occupation

Robert P. Elefante                      Chairman, CEO and Treasurer of
16 South Jefferson Road                      Northbridge
Whippany, New Jersey 07981

Lionel C. Allmand                       President and Secretary of Northbridge
16 South Jefferson Road
Whippany, New Jersey 07981

Michael B. Elefante                     Assistant Secretary; Attorney
Hemenway & Barnes
60 State Street
Boston, MA  02109

     During the last five years, none of the persons identified pursuant to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Northbridge acquired 97,300 shares of Common Stock through open market purchases at prices ranging from $4 1/8 to $6 1/8 per share for a total consideration of $534,100.12. In order to purchase these shares of Common Stock, Northbridge used funds generated from its operations. As described in
Item 4 below, the Delaware Chancery Court has issued an approval order, and Northbridge acquired 236,000 shares of Common Stock from Altair Corporation ("Altair") at $4.65 a share, for a total consideration of $1,097,400 (together all of the Common Stock owned by Northbridge is referred to as the Northbridge Common Stock").

     Northbridge consummated a sale of the Northbridge Common Stock to Michael
T. Crimmins on May 5, 1995

ITEM 4.   PURPOSE OF TRANSACTION.

     Northbridge no longer owns the Northbridge Common Stock as of May 5, 1995. The following is a restatement of the history of Northbridge ownership of the Northbridge Common Stock:

     On January 6, 1993, Mark E. Walker, individually and on behalf of the Robert G. and Pauline B. Walker Revocable Trust, Sally Walker Lauinger, Susan Walker Lavigne and Lee A. Walker, agreed with Northbridge and its affiliates to form a group (the "Northbridge Group"), to attempt to increase the value of the stockholders of Issuer.

     On February 3, 1993, Northbridge disseminated to the Issuer's stockholders copies of consent solicitation materials (the "Consent Statement") for the purpose of soliciting stockholder consent pursuant to Section 228 of the Delaware General Corporation Law (the "Consent Solicitation") to: (i) amend the bylaws of the Issuer (the "Bylaws") to increase the number of the members of the Issuer's Board of Directors (the "Board") to seventeen (17) and to provide that stockholders do not have to follow certain procedures to nominate candidates for the Board and (ii) propose a slate of nominees to the Board (the "Northbridge Nominees"). The Northbridge Group proposed to undertake through the Consent Solicitation to secure a change in the current membership of the Board and the management of the Issuer by soliciting the consent of the majority of the stockholders of the Issuer. The Northbridge Nominees included Richard E. Baierlein, Richard C. Butler, Michael T. Crimmins, Robert P. Elefante, John J. McKetta, David Markowitz, Frank R. Moothart, Raymond W. Smedley, and Mark E. Walker.

     Additionally, as disclosed in the Consent Statement, the Northbridge Nominees, if elected pursuant to the consent solicitation, intended to recommend to the Issuer's stockholders that the stockholders vote at the Issuer's 1993 Annual Meeting to: (i) amend the Issuer's Restated Certificate of Incorporation to delete the provision that establishes three classes of directors on the Board (the "Staggered Board Provision"); (ii) amend the Bylaws to delete the Staggered Board Provision and the provision which allows directors to be removed only for cause; (iii) amend the Bylaws to decrease the number of directors to between seven and nine directors; and (iv) remove certain directors from the Board without cause. Although the Northbridge Nominees had no present plans or proposals which related to or which would have resulted in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of assets, involving the Issuer or any of its subsidiaries, or any material changes in the Issuer's business, corporate structure or policies, the Northbridge Nominees intended to consider each of these alternatives.

     On January 11, 1993, Northbridge filed a lawsuit in the Court of the Chancery of the State of Delaware In and For New Castle County (the "Court") against Altair, the Issuer and the Issuer's directors: Garry Brainin, George B. Collins, John F. Guy, Harry B. Jones, John F. Haley, Ivan Hinunel and Paul R. Chastain. Northbridge filed this lawsuit in its individual capacity and in a derivative capacity on behalf of the Issuer to seek to enjoin certain actions that were taken by the Issuer's Board. Northbridge sought to enjoin the exercise of over $1,112,500 in stock options granted to Mr. Brainin and a private sale of 206,612 shares of Common Stock to Altair at $4.84 a share. Northbridge alleged that these actions were taken for the purpose of entrenching the Altair dominated Board and enriching inside shareholders, Altair and Garry Brainin.

     On January 22, 1993, Northbridge filed a lawsuit in the United States District Court for the District of Delaware against Altair, the Issuer and the Issuer's directors alleging violations of federal securities laws. Certain defendants answered and filed counterclaims and third-party complaints against Northbridge and certain others.

     On March 12, 1993, during the Consent Solicitation, Northbridge filed preliminary proxy materials with the Securities and Exchange Commission with respect to the election of three of its nominees at the Issuer's 1993 Annual Meeting (the "Proxy Solicitation"). The Issuer had set May 12, 1993, as its annual meeting date and its Bylaws require sixty days advance notice of director nominees.

     On March 23, 1993, the Issuer, Altair, Northbridge and certain other parties entered into a Memorandum of Understanding (the "Memorandum") to establish terms for the settlement of the litigation commenced by Northbridge against Altair, the Issuer, Garry Brainin and certain other parties in the Court and settlement of the Consent Solicitation and the Proxy Solicitation commenced by the Northbridge on behalf of the Northbridge Group. On March 25, 1993, certain agreements were executed in accordance with the Memorandum, which were not delivered and were not binding until the Court issued an Order of Approval (the "Approval Order"), and which included the following:

     (1)  Canceling a 200,000 share stock option granted to Garry Brainin.

     (2) Setting aside a private sale of 206,612 shares of Common Stock by the Issuer to Altair, with the amounts paid by Altair for such shares repaid by the Issuer.

     (3) The sale by Altair to Northbridge of 236,000 shares of Common Stock owned by Altair for a price of $4.65 per share for a total consideration of $1,097,400 pursuant to a Purchase Agreement among Northbridge, Altair and the Issuer (the "Purchase Agreement"). These shares of Common Stock were transferred to Northbridge upon the issuance of the Approval Order.

     (4) A Standstill Agreement among Northbridge, Altair, Mr. Brainin and certain other parties, whereby Altair, Mr. Brainin and certain other affiliates of Altair agreed to refrain from owning any Common Stock, soliciting proxies with respect thereto, attempting to seek control of the Issuer or taking other specified actions for a period of five years.

     (5) A Non-Competition and Confidentiality Agreement between Northbridge and Altair, whereby Altair and its affiliates agreed to refrain from pursuing certain competitive activities with the Issuer for a five-year period.

     Also, pursuant to the Memorandum, on March 25, 1993, Mr. Brainin resigned as Chairman of the Issuer's Executive Committee and as a director of the Issuer. John F. Guy and George B. Collins, officers and directors of Altair, also resigned from the Issuer's Board on March 25, 1993. Richard E. Baierlein, Michael T. Crimmins and Mark E. Walker were appointed by the Issuer's Board to fill the resulting vacancies on the Board.

     On May 13, 1993, the Court issued the Approval Order and the transactions described above were completed upon the release of the documents and funds that had been held in escrow pending the Court's issuance of the Approval Order.
The Board agreed to nominate Messrs. Crimmins, Walker and Smedley for election to the Board at the 1993 Annual Meeting. Mr. Baierlein's position on the Board did not expire until 1995.

     Messrs. Baierlein, Crimmins and Walker recommended that the Board adopt a resolution recommending that the stockholders at the 1993 Annual Meeting amend the Certificate and Bylaws to delete the Staggered Board Provision with respect to the election of directors at the 1994 Annual Meeting. The recommendation was approved by the Shareholders at the 1993 Annual Meeting. Messrs. Crimmins and Walker still serve on the Board of Directors of the Issuer.

     Except as described above, Northbridge does not presently have any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

     All notes for the purchase of the Northbridge Common Stock and pledge agreements thereto have been paid in full and the shares have been released from the pledge.

     Northbridge sold all shares of the Common Stock held by it in a transaction which occurred on May 5, 1995. Northbridge does not own, directly or indirectly, any further shares of the Common Stock.

ITEM 6.        OTHER CONTRACTS

     Other contracts, arrangements and understandings are described in Item 4.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     None.
                         SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                              (Date)

                              NORTHBRIDGE HOLDINGS, INC.


                              By: /s/Robert P. Elefante
                                   (Signature)



                              Robert P. Elefante, Chairman
                                   (Name/Title)

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                   June 7, 1993
                                   (Date)




                                   (Signature)



                                   Robert P. Elefante, Chairman
                                   (Name/Title)